MANDALAY MEDIA, INC.
2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067

May 5, 2009

Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

RE:	Mandalay Media, Inc.
Form 10-KT for the transition period from
January 1, 2008 to March 31, 2008
Filed July 15, 2008
File No. 000-10039

Dear Mr. Kronforst,

Thank you for your letter dated April 10, 2009 regarding our letter dated April 2, 2009 responding to your comments on the above filing. We have reviewed your comments and have set out your comments as well as our corresponding responses below.

Form 10-KT for the transition period from January 1, 2008 to March 31, 2008

Item 8. Financial Statements and Supplementary Data
General

COMMENT 1: “ We note that your response to prior comment number 1 indicates that you believe Mandalay Media is the predecessor entity in the merger with Twistbox because the owners of Mandalay maintained a controlling interest after the merger. We believe the definition of a predecessor entity contemplated by Rule 405 of Regulation C is broad and designation of an acquired business as a predecessor is required when a registrant succeeds to substantially all of the business of another entity and the registrants own operations prior to the succession appear insignificant relative to the operations acquired. Please explain further why this concept would not apply to your circumstances or amend your filings to present the financial statements of Twistbox as a predecessor.  See Rules 8-02 and 8-03 of Regulation S-X.”

RESPONSE:

In determining the appropriate predecessor entity in this transaction, we evaluated all of the relevant facts and circumstances.

Our previous response focused on the guidance provided under SFAS 141, and clearly demonstrated that the transaction was not a “reverse merger”, which would normally result in the entity that is issued the equity interests in the transaction being considered as the “acquiring entity”, which in turn typically means that it is treated as the “predecessor entity” for financial statement presentation purposes. In summary the following facts are demonstrated which support this view:

1.
Shareholdings Post-Acquisition - The common shares issued by Mandalay Media Inc. (“Mandalay Media” or “the Company”) as part of the transaction amounted to 10.18 million shares, compared to Mandalay Media’s 21.969 million shares prior to the merger, so that former Twistbox stockholders had ownership of only approximately 31.7% of Mandalay Media stock post-acquisition. It should also be noted that there were approximately 6.3 million options and warrants in Mandalay Media outstanding at December 31, 2007 held by common stockholders and executive management of Mandalay Media.  As a result, majority ownership of the combined company was clearly held by the pre-acquisition stockholders of Mandalay Media.

2.
Relative Voting Rights – preferred stockholders and common stockholders have equal voting rights, so that voting power closely follow the ownership percentage noted above. As a result, voting power is controlled by the pre-acquisition stockholders of Mandalay Media.

3.
Composition of the Board of Directors – On completion of the merger, the board of Mandalay Media was enlarged from 8 to 10 by adding two persons who were pre-acquisition common stockholders of Twistbox. As a result, voting power at the Board level was retained by the pre-acquisition stockholders of Mandalay Media.

4.
Senior Management/Approval authorities - Twistbox senior management remained intact and was retained as the senior management of the post-acquisition subsidiary. However the senior management of Mandalay Media was given supervisory authority over the operations of the post-acquisition subsidiary, including major operating decisions, setting strategy and budgets, and sign off of expenditures exceeding a specified amount.

You have further directed us to review and consider Rule 405 of regulation C in defining the predecessor entity. Rule 405 defines “predecessor” in the following manner: “The term "predecessor" means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.”

In evaluating this definition and applying it to the circumstances of the acquisition, we considered the following:

1.
Mandalay Media conducted a business operation on its own account prior to the acquisition and continued to conduct this subsequent to the acquisition, in addition to the supervisory activities that a parent company carries out with respect to its subsidiary. It is recognized and acknowledged that the activities of Mandalay Media prior to the acquisition did not produce revenues and by itself would not provide a sustainable business. In fact, prior to the acquisition, the publicly-stated mission of Mandalay Media was to identify suitable acquisition targets in the digital media space, and the acquisition in question was the first step in that process. Mandalay Media employed two senior employees and a number of consultants for this purpose, and maintained business premises suitable to this endeavor. Subsequent to the acquisition, Mandalay Media continued to employ these senior personnel in that capacity,continued to maintain separate business premises from its newly-acquired subsidiary, and continued to pursue the identified mission of the company – to identify suitable acquisition targets.

2.
Mandalay Media was, and is, intended to be the holding company within the group structure. It was not intended that Mandalay Media’s business would be combined with the business of any acquisition, including that of Twistbox.

3.
With regard to the relative significance of net assets of each entity immediately prior to the acquisition, Mandalay Media had net assets in excess of $6million prior to the acquisition, while the net assets of Twistbox were negative $10.9million.

4.
Twistbox had a history of operating losses, and required significant changes to its business model and operations subsequent to the acquisition in order to achieve profitability. Mandalay Media brought supervisory management talent, as well as a considerably expanded access to content provider arrangements via the members of its management and Board.  As stated above, the senior management of Mandalay Media were given supervisory authority over the operations of the subsidiary, including major operating decisions, setting strategy and budgets, and approval of expenditures exceeding a specified amount.

5.
Mandalay Media continued its separate activities as an investor in the digital media space, continuing to seek out and actively review potential further acquisitions. This is evidenced by the successful acquisition of AMV Holding Limited Group in October 2008. This acquisition was undertaken and implemented by Mandalay Media, with the consideration being Mandalay Media stock and cash. The acquired company became a separate operating subsidiary of Mandalay Media and has been from the acquisition date  maintained as a separate entity. It is therefore a sister company to Twistbox. Mandalay Media intends to use its resources to enhance the strategies and business operations of its subsidiaries, as well as to continue its mission as an investor in the digital media space.

Conclusion

Given the facts and circumstances explained above, we believe that it would not be appropriate to treat Twistbox as the predecessor entity in this transaction. Mandalay Media acquired 100% of Twistbox in the transaction, which was the first acquisition as part of Mandalay Media’s strategy as a holding company for digital media businesses. In that respect the business of Mandalay Media and Twistbox were distinct and separate and are planned to remain that way. While the activities of Mandalay Media prior to the initial acquisition had not generated separate revenue, it did not succeed “to substantially all of the business” of Twistbox. Mandalay Media clearly conducted and continues to conduct its own separate operations, which as a parent company/investor involve supervising the activities of its subsidiaries and identifying additional complementary acquisitions.

Note 8 – Other Intangible Assets, page 54

COMMENT 2: “Your response to prior comment number 3 indicates that you believe your trademarks and trade names will generate cash flows for an indefinite period of time.  Please provide us with the following information regarding your conclusion that your trademarks and trade names have an indefinite life:

•	Explain how Twistbox’s relatively brief operating history factored into your conclusion; and
•	Tell us how you considered the size of your company, as compared to companies that you currently compete with and those you expect to compete with in the future, factored into your conclusion”
“Additionally, we noted page 47 of your accounting policy footnote appears to only address your policy for testing goodwill for impairment.  As part of your response, describe your accounting policy related to testing your trademarks and trade names for impairment and confirm that you will revise your accounting footnote in future filings”

RESPONSE:

Item 1 – Twistbox has been operating since 2003 and has increased its market share each year through consistent use of certain trademarks and trade names that have become synonymous with quality performance and products.  It is through its continued investment in the trademarks and trade names; coupled with the consistent use and “permanent branding” of the Company’s trademarks and trade names that will drive the Twistbox product sales.  Management does not view the brief operating history of Twistbox as an indicator of how it intends to use, or view, the life of its trademarks and trade names.  Management views the life of the Company’s trademarks and trade names as indeterminate / indefinite as it has no plan or intent to replace them.

Item 2 – We considered the size of our Company as compared to similar companies in developing our estimate of the cost of capital, in turn, used to determine the value of the Company based on a discounted cash flow method (see accounting policy discussion below).  This valuation methodology was also used to determine the value of the trademarks and trade names.  The determination and practical application of the cost of capital relies upon the ability to identify comparable publicly traded companies that have similar risk characteristics as the Company in order to derive meaningful measures of the Company’s beta and in the estimate of the Company’s cost of capital.  The beta coefficient is a measure of how a company’s stock return moves relative to overall returns of the market.  Among other factors, and inherent in the beta, is the “going concern” of the comparable companies.  Therefore, no matter what life is chosen for the assets, the collective life of all assets has been compensated for in the weighted average cost of capital used during the valuation and impairment analysis. In addition, in the niche areas that Twistbox operates, there are only a small number of well-established competitors. This in turns enhances the value of trademarks and trade names that distinguish the unique characteristics and abilities of Twistbox and reinforce the indefinite life of these assets. At this point in time, we do not expect this situation to change significantly in the future.

Response to Additional Comment:

We will revise our accounting footnote.  Our accounting policy is described in the following amended footnote language:

Goodwill and Indefinite Life Intangible Assets

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. In accordance with Statement of Financial Accounting Standards No. 142 (“SFAS 142”) “Goodwill and Other Intangible Assets”, the value assigned to goodwill and indefinite lived intangible assets, including trademarks and tradenames, is not amortized to expense, but rather it is evaluated at least on an annual basis to determine if there is a potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the reporting unit goodwill is less than the carrying value. If the fair value of an indefinite lived intangible (such as trademarks and trade names) is less than its carrying amount, an impairment loss is recorded. Fair value is determined based on discounted cash flows, market multiples or appraised values, as appropriate. Discounted cash flow analysis requires assumptions about the timing and amount of future cash inflows and outflows, risk, the cost of capital, and terminal values. Each of these factors can significantly affect the value of the intangible asset. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management’s judgment. Any changes in key assumptions about the Company’s businesses and their prospects, or changes in market conditions, could result in an impairment charge. Some of the more significant estimates and assumptions inherent in the intangible asset valuation process include: the timing and amount of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal or regulatory trends.

The Company has determined that there was no impairment of goodwill or other indefinite lived intangible assets as a result of completing its annual impairment analysis as of March 31, 2008. In performing the related valuation analysis the Company used various valuation methodologies including probability weighted discounted cash flows, comparable transaction analysis, and market capitalization and comparable company multiple comparison.

Impairment of Long-Lived Assets and Fixed Life Intangibles

Long-lived assets, including purchased intangible assets with finite lives are amortized using the straight-line method over their useful lives ranging from three to ten years and are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Intangible assets subject to amortization primarily consist of customer lists, license agreements and software that have been acquired.  The intangible asset values assigned to the identified assets for each acquisition were generally determined based upon the expected discounted aggregate cash flows to be derived over the estimated useful life. The method of amortizing the intangible asset values are based upon the Company’s historical experience.  The Company reviews the recoverability of its finite-lived intangible assets for recoverability whenever events or circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability is assessed by comparison to associated undiscounted cash flows.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jay Wolf
Jay Wolf
Chief Financial Officer